UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

EDUCATION LENDING GROUP, INC.

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

28140A109

(CUSIP Number)

Robert J. Ingato
CIT Group Inc.
Executive Vice President and General Counsel
1 CIT Drive
Livingston, New Jersey 07039
(973) 740-5000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D (as amended and supplemented, the “Schedule 13D”) originally filed by CIT Group Inc., a Delaware corporation (“Parent”) on January 14, 2005 in connection with the offer by CIT ELG Corporation, a Delaware corporation and a wholly owned subsidiary of Parent, to purchase all outstanding shares of Common Stock, par value $0.001 per share, of Education Lending Group, Inc., a Delaware corporation (the “Company”), including the preferred share purchase rights issued pursuant to the Rights Agreement, dated January 4, 2005, between the Company and American Stock Transfer & Trust Company, as rights agent (together, the “Shares”), at a purchase price of $19.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2005. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2. Identity and Background.

        Schedule A to the Schedule 13D originally filed on January 14, 2005 is hereby amended and supplemented by inserting the following information regarding Timothy M. Ring, who was elected to Parent’s Board of Directors on January 18, 2005, between the entries for Marianne Miller Parrs and John R. Ryan:

Timothy M. Ring Director	730 Central Avenue, Murray Hill, NJ 07974	Chairman and Chief Executive Officer, C.R. Bard, Inc.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2005

CIT GROUP INC.

By:	/s/ Robert J. Ingato
Name: Robert J. Ingato Title: Executive Vice President and General Counsel

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